Exhibit 99.4

Fact Sheet

Revenue Growth - Q2 25

	Reported	CC
QoQ growth (%)	3.8%	3.1%
YoY growth (%)	3.7%	3.3%

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023	Reported	CC
Financial services	27.2	27.5	27.5	2.8	2.3
Retail	13.3	13.8	15.2	(9.2)	(9.6)
Communication	11.9	12.1	11.4	7.9	7.0
Energy, Utilities, Resources & Services	13.5	13.3	12.7	10.7	10.9
Manufacturing	15.7	14.7	14.3	13.5	12.3
Hi-Tech	8.0	8.0	7.8	5.6	6.0
Life Sciences	7.3	7.3	7.8	(2.8)	(3.5)
Others	3.1	3.3	3.3	(2.4)	(1.2)
Total	100.0	100.0	100.0	3.7	3.3

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023	Reported	CC
North America	57.4	58.9	61.1	(2.6)	(2.7)
Europe	29.8	28.4	26.5	16.7	15.5
Rest of the world	9.7	9.6	9.6	4.8	3.8
India	3.1	3.1	2.8	14.7	16.0
Total	100.0	100.0	100.0	3.7	3.3

Client Data

	Quarter ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023
Number of Clients
Active	1,870	1,867	1,884
Added during the period (gross)	86	87	100
Number of Million dollar clients*
1 Million dollar +	985	987	951
10 Million dollar +	307	309	312
50 Million dollar +	86	84	80
100 Million dollar +	41	40	39
Client contribution to revenues
Top 5 clients	13.7%	13.5%	13.3%
Top 10 clients	20.9%	20.9%	19.9%
Top 25 clients	34.7%	34.9%	34.1%
Days Sales Outstanding*	73	72	67

*	LTM (Last twelve months) Revenues

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023
Effort
Onsite	24.1	23.9	24.6
Offshore	75.9	76.1	75.4
Utilization
Including trainees	84.3	83.9	80.4
Excluding trainees	85.9	85.3	81.8

Employee Metrics

(Nos.)

	Quarter ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023
Total employees	317,788	315,332	328,764
S/W professionals	300,774	298,123	310,375
Sales & Support	17,014	17,209	18,389
Voluntary Attrition % (LTM - IT Services)	12.9%	12.7%	14.6%
% of Women Employees	39.0%	39.2%	39.4%

Cash Flow

In US $ million

	Quarter ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023
Free cash flow (1)	839	1,094	670
Consolidated cash and investments (2)(3)	4,626	4,311	4,170

In ₹ crore

	Quarter ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023
Free cash flow (1)	7,010	9,155	5,536
Consolidated cash and investments (2)(3)	38,767	35,943	34,635

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)
(2)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)
(3)	As on June 30, 2024 cash balances excludes earmarked bank balance for dividend $1,394 Mn (₹11,625 crore), payment date for the dividend was July 1, 2024.

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2024	Sep 30, 2023	Growth % YoY	Jun 30, 2024	Growth % QoQ
Revenues	4,894	4,718	3.7%	4,714	3.8%
Cost of sales	3,400	3,271	3.9%	3,259	4.3%
Gross Profit	1,494	1,447	3.2%	1,455	2.7%
Operating Expenses:
Selling and marketing expenses	221	213	3.8%	232	-4.7%
Administrative expenses	240	234	2.6%	229	4.8%
Total Operating Expenses	461	447	3.1%	461	0.0%
Operating Profit	1,033	1,000	3.3%	994	3.9%
Operating Margin %	21.1	21.2	-0.1%	21.1	0.0%
Other Income, net(1)	72	60	20.0%	88	-18.2%
Profit before income taxes	1,105	1,060	4.2%	1,082	2.1%
Income tax expense	327	309	5.8%	318	2.8%
Net Profit (before minority interest)	778	751	3.6%	764	1.8%
Net Profit (after minority interest)	777	751	3.5%	763	1.7%
Basic EPS ($)	0.19	0.18	3.4%	0.18	1.7%
Diluted EPS ($)	0.19	0.18	3.3%	0.18	1.7%
Dividend Per Share ($)(2)(3)	0.25	0.22	16.7%	–	–

Consolidated statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2024	Sep 30, 2023	Growth %
Revenues	9,608	9,334	2.9%
Cost of sales	6,659	6,481	2.7%
Gross Profit	2,949	2,853	3.4%
Operating Expenses:
Selling and marketing expenses	454	429	5.8%
Administrative expenses	469	463	1.3%
Total Operating Expenses	923	892	3.5%
Operating Profit	2,026	1,961	3.3%
Operating Margin %	21.1	21.0	0.1%
Other Income, net(1)	160	117	36.8%
Profit before income taxes	2,186	2,078	5.2%
Income tax expense	644	603	6.8%
Net Profit (before minority interest)	1,542	1,475	4.6%
Net Profit (after minority interest)	1,540	1,475	4.5%
Basic EPS ($)	0.37	0.36	4.4%
Diluted EPS ($)	0.37	0.36	4.3%
Dividend Per Share ($)(2)(3)	0.25	0.22	16.7%

(1)	Other income is net of Finance Cost
(2)	USD/INR exchange rate of 83.80 considered for Q2’25
(3)	Dividend Growth (%) calculated in INR terms

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Sep 30, 2024	Sep 30, 2023	Growth % YoY	Jun 30, 2024	Growth % QoQ
Revenues	40,986	38,994	5.1%	39,315	4.2%
Cost of sales	28,474	27,031	5.3%	27,177	4.8%
Gross Profit	12,512	11,963	4.6%	12,138	3.1%
Operating Expenses:
Selling and marketing expenses	1,855	1,754	5.8%	1,937	-4.2%
Administrative expenses	2,008	1,935	3.8%	1,913	5.0%
Total Operating Expenses	3,863	3,689	4.7%	3,850	0.3%
Operating Profit	8,649	8,274	4.5%	8,288	4.4%
Operating Margin %	21.1	21.2	-0.1%	21.1	0.0%
Other Income, net(1)	604	494	22.3%	733	-17.6%
Profit before income taxes	9,253	8,768	5.5%	9,021	2.6%
Income tax expense	2,737	2,553	7.2%	2,647	3.4%
Net Profit (before minority interest)	6,516	6,215	4.8%	6,374	2.2%
Net Profit (after minority interest)	6,506	6,212	4.7%	6,368	2.2%
Basic EPS ()	15.71	15.01	4.7%	15.38	2.1%
Diluted EPS ()	15.68	14.99	4.5%	15.35	2.1%
Dividend Per Share ()	21.00	18.00	16.7%	–	–

Consolidated statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Sep 30, 2024	Sep 30, 2023	Growth %
Revenues	80,300	76,927	4.4%
Cost of sales	55,651	53,412	4.2%
Gross Profit	24,649	23,515	4.8%
Operating Expenses:
Selling and marketing expenses	3,792	3,538	7.2%
Administrative expenses	3,920	3,812	2.8%
Total Operating Expenses	7,712	7,350	4.9%
Operating Profit	16,937	16,165	4.8%
Operating Margin %	21.1	21.0	0.1%
Other Income, net(1)	1,337	965	38.5%
Profit before income taxes	18,274	17,130	6.7%
Income tax expense	5,384	4,970	8.3%
Net Profit (before minority interest)	12,890	12,160	6.0%
Net Profit (after minority interest)	12,874	12,157	5.9%
Basic EPS ()	31.09	29.38	5.8%
Diluted EPS ()	31.02	29.34	5.7%
Dividend Per Share ()	21.00	18.00	16.7%

(1)	Other income is net of Finance Cost

As the quarter and six months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the year ended figures reported in this statement.